Exhibit 99.1

Dangdang Announces Second Quarter 2012 Results

Net Revenues in Q2 2012 Increased by 53% Year-Over-Year

Media Revenue in Q2 2012 Increased by 32% Year-Over-Year

General Merchandise Revenue in Q2 2012 Increased by 110% Year-Over-Year

Beijing, China, August 16, 2012 — E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter Highlights

•	Total net revenues in the second quarter of 2012 were RMB1,207.8 million ($190.1 million), a 53% increase from the corresponding period in 2011.

•	Media revenue for the second quarter of 2012 was RMB771.9 million ($121.5 million), an increase of 32% from the corresponding period in 2011.

•

General merchandise revenue for the second quarter of 2012 was RMB402.5 million ($63.4 million), an increase of 110% from the corresponding period in 2011, representing 33% of total net revenues, compared to 24% in the corresponding period in 2011.

“We are pleased to report the solid result of the second quarter. In a fiercely competitive environment, we achieved 53% year-over-year growth in net revenues and reached a gross margin at 13%. General merchandise contributed 33% of total revenues in the second quarter compared with 24% in the same period in 2011. Other revenue, composed mainly of revenue from third-party merchants, increased 122% year-over-year and 69% quarter-over-quarter, reflecting the strong growth momentum of our marketplace program,” said Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman. “We have a disciplined way of dealing with this competitive environment. We planned and timed our recent product promotions to take place in different periods of the quarter and benefit our customers, and we maintained our pricing in the leading position of the China e-commerce market,” Ms. Yu added.

“We increased investment in fulfilment in the second quarter, and implemented next-day-delivery services in 150 cities, delivery-in-evening services in 10 cities and same-day-delivery in 20 cities as part of our ongoing efforts to improve customer services,” commented Mr. Guoqing Li, Chief Executive Officer. “Dangdang launched the e-reader named “Dangdang Doucon” in early July, which was also welcomed by our customers. China’s e-book market is still at an early stage, and we are still in the phase of forming new customer reading habits.”

Second Quarter 2012 Results

Dangdang’s total net revenues in the second quarter of 2012 were RMB1,207.8 million ($190.1 million), a 53% increase from the corresponding period in 2011.

Media product revenue for the second quarter of 2012 was RMB771.9 million ($121.5 million), representing a 32% increase from the corresponding period in 2011. General merchandise revenue for the second quarter of 2012 was RMB402.5 million ($63.4 million), representing a 110% increase from the corresponding period in 2011. Other revenue including revenue from third-party merchants for the second quarter of 2012 was RMB33.4 million ($5.3 million), representing a 122% increase from the corresponding period in 2011.

Dangdang had about 5.7 million active customers in the second quarter of 2012, representing a 23% increase from the corresponding period in 2011. Total orders for the second quarter of 2012 were approximately 11.1 million, a 20% increase from the corresponding period in 2011.

Cost of revenues was RMB1,050.0 million ($165.3 million), representing 86.9% of total revenues, as compared to 85.7% in the corresponding period in 2011. The increased cost of revenues as a percentage of total revenues was primarily due to the increased percentage of the general merchandise products sold at Dangdang’s website, which have lower gross margin than media products. General merchandise revenue for the second quarter of 2012 was RMB402.5 million ($63.4 million), representing 33% of total net revenues, as compared to 24% in the corresponding period in 2011. Gross margin in the second quarter of 2012 was 13.1%, as compared to 14.3% in the corresponding period in 2011. The year-over-year decrease was primarily due to competitive pricing, changes in product mix with a higher percentage of general merchandise.

Fulfillment expenses, which include warehousing and shipping expenses, were RMB180.7 million ($28.4 million), representing 15.0% of total revenues, compared to 13.3% in the corresponding period in 2011. The increase was primarily attributable to the expansion of the procurement team and the increased rental costs for the new fulfillment centers, as well as investments in improving customers’ shopping experience through faster delivery services.

Marketing expenses were RMB36.3 million ($5.7 million), representing 3.0% of total revenues, compared to 2.3% in the corresponding period in 2011. The increase was primarily due to the different marketing tactics in the two corresponding periods and the increasingly competitive environment in the second quarter 2012.

Technology and content expenses were RMB38.8 million ($6.1 million), representing 3.2% of total revenues, compared to 2.6% in the corresponding period in 2011. The increase was primarily due to the increased headcount of mid to high level engineers who are working to improve Dangdang customers’ shopping experience and promote mobile e-commerce.

General and administrative expenses were RMB30.8 million ($4.9 million), representing 2.6% of total revenues, which percentage remained unchanged from the corresponding period in 2011.

Share-based compensation expenses, which were allocated to related expense line items, were RMB2.8 million ($0.4 million) in the second quarter of 2012, compared to RMB2.6 million in the corresponding period in 2011, representing a 7.8% increase.

Dangdang recorded an operating loss of RMB126.2 million ($19.9 million) in the second quarter of 2012, as compared with an operating loss of RMB52.2 million in the corresponding period in 2011, primarily due to the increase in cost of revenues and the increase in fulfillment and marketing expenses.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB123.4 million ($19.4 million), as compared with an operating loss excluding share-based compensation expenses (non-GAAP) of RMB49.6 million in the corresponding period in 2011.

Net loss was RMB122.2 million ($19.2 million), as compared with a net loss of RMB28.4 million in the corresponding period in 2011, primarily due to the increase in cost of revenues and the increase in fulfillment and marketing expenses. Net loss excluding share-based compensation expenses (non-GAAP) was RMB119.4 million ($18.8 million), as compared with a net loss excluding share-based compensation expenses (non-GAAP) of RMB25.8 million in the corresponding period in 2011.

As of June 30, 2012, Dangdang had cash and cash equivalents, time deposits with original maturities exceeding three months and held-to-maturity investments of RMB1,439.4 million ($226.6 million), as compared to RMB1,391.8 million as of December 31, 2011.

Capital expenditures for the second quarter of 2012 were RMB47.0 million ($7.4 million).

Adjusted EBITDA loss (non-GAAP) in the second quarter of 2012 was RMB113.5 million ($17.9 million), as compared with an adjusted EBITDA loss of RMB43.5 million in the corresponding period in 2011, primarily due to the increase in cost of revenues and the increase in fulfillment and marketing expenses.

Outlook for Third Quarter 2012

Dangdang expects its total net revenues in the third quarter of 2012 to be around RMB1,272 million, representing year-over-year growth of around 40%. This forecast reflects Dangdang’s current and preliminary view, which is subject to change.

Conference Call Information

Dangdang’s management will host an earnings conference call at 8:00 AM on August 16, 2012, U.S. Eastern Time (or 8:00 PM on August 16, 2012, Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-354-1231
Hong Kong:	+852-2475-0994
International:	+65-6723-9381

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Dangdang earnings call.”

A replay of the conference call may be accessed by phone at the following number until August 22, 2012:

International:	+61-2-8235-5000
Conference ID:	17162454

Additionally, a live and archived webcast of this conference call will be available at http://ir.dangdang.com/ until March 31, 2013.

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 840,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter 2012 and quotations from management in this announcement, as well as Dangdang’s strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of our products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures defined by the SEC: non-GAAP operating loss, non-GAAP operating margin, non-GAAP net loss and adjusted EBITDA loss (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating loss, non-GAAP operating margin and non-GAAP net loss as operating loss, operating margin and net loss excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA loss as loss before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net loss or income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net income/loss for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net income/loss prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For investor and media inquiries, please contact:

Maria Xin

Investor Relations Director

E-commerce China Dangdang Inc.

+86-10-5799-2306

xinyi@dangdang.com

Caroline Straathof

IR Inside

+31-6-54624301

info@irinside.com

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2011	As of June 30, 2012
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	192,962	674,570	106,181
Time deposits with original maturities exceeding three months	1,178,839	764,839	120,390
Held-to-maturity investments	20,000	—	—
Inventories	1,583,283	1,718,720	270,537
Accounts receivable, net	67,369	78,246	12,316
Prepaid expenses and other current assets (including expenses prepaid to related parties amounting RMB9,625 and RMB4,813 (US$758) as of December 31, 2011 and June 30, 2012, respectively)	142,307	193,509	30,459
Amounts due from related parties	188	322	51

Total current assets	3,184,948	3,430,206	539,934

Fixed assets, net	96,612	106,375	16,744
Prepaid expenses and deposits	4,182	60,790	9,569

Total assets	3,285,742	3,597,371	566,247

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	150,000	100,000	15,741
Accounts payable	1,485,943	2,011,461	316,616
Deferred revenue	213,230	162,499	25,578
Accrued expenses and other current liabilities	266,092	357,795	56,319
Amounts due to related parties	12,691	2,392	377

Total current liabilities	2,127,956	2,634,147	414,631

Total liabilities	2,127,956	2,634,147	414,631

Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share, 686,505,790 shares authorized, 265,082,760 and 267,983,608 shares issued and outstanding as of December 31, 2011 and June 30, 2012, respectively)	197	199	31
Class B common shares (par value of US$0.0001 per share, 313,494,210 shares authorized, 131,916,660 and 131,916,660 shares issued and outstanding as of December 31, 2011 and June 30, 2012, respectively)	103	103	16
Additional paid-in capital	1,825,873	1,847,795	290,854
Accumulated other comprehensive loss	(88,336)	(83,118)	(13,084)
Accumulated deficit	(580,051)	(801,755)	(126,201)

Total shareholders’ equity	1,157,786	963,224	151,616

Total liabilities and shareholders’ equity	3,285,742	3,597,371	566,247

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except share related data)

	Three Months Ended
	June 30, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	775,704	1,174,368	184,853
Media	584,241	771,902	121,502
General merchandise	191,463	402,466	63,351
Other revenue	15,075	33,430	5,262

Total net revenues	790,779	1,207,798	190,115

Cost of revenues	(678,084)	(1,049,963)	(165,270)

Gross profit	112,695	157,835	24,845

Operating expenses:
Fulfillment	(105,428)	(180,674)	(28,439)
Marketing	(17,975)	(36,268)	(5,709)
Technology and content	(20,761)	(38,778)	(6,104)
General and administrative	(20,741)	(30,820)	(4,851)
Government grants	15	2,551	402

Total operating expenses, net	(164,890)	(283,989)	(44,701)

Loss from operations	(52,195)	(126,154)	(19,856)

Interest income	6,885	9,869	1,553

Other income (expenses), net	16,895	(5,895)	(928)

Loss before income taxes	(28,415)	(122,180)	(19,231)

Income tax benefit	25	—	—

Net loss	(28,390)	(122,180)	(19,231)

Net loss attributable to common shareholders	(28,390)	(122,180)	(19,231)

Net loss per common share
- Basic	(0.07)	(0.31)	(0.05)
- Diluted	(0.07)	(0.31)	(0.05)

Net loss per ADS
- Basic	(0.36)	(1.53)	(0.24)
- Diluted	(0.36)	(1.53)	(0.24)

Net loss allocated to common shareholders used in net loss per share/ADS calculation
- Basic	(28,390)	(122,180)	(19,231)
- Diluted	(28,390)	(122,180)	(19,231)
Shares used in net loss per common share computation:

Class A common shares:
- Basic	130,725,068	267,983,608	267,983,608
- Diluted	392,251,878	399,900,268	399,900,268

Class B common shares:
- Basic	261,526,810	131,916,660	131,916,660
- Diluted	261,526,810	131,916,660	131,916,660

ADSs used in net loss per ADS calculation
- Basic	78,450,376	79,980,054	79,980,054
- Diluted	78,450,376	79,980,054	79,980,054

Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil tax	(16,878)	6,634	1,044

Comprehensive loss attributable to common shareholders	(45,268)	(115,546)	(18,187)

Share-based compensation

(In thousands, except share related data)

	Three Months Ended
	June 30, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Share-based compensation expenses included are as follows:
Operating expenses:
Fulfillment	243	480	76
Marketing	59	83	13
Technology and content	346	248	39
General and administrative	1,942	1,981	312

Total	2,590	2,792	440

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3530 to US$1.00, the noon buying rate on June 29, 2012 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Each ADS represents five common shares of the Company.

Non-GAAP operating loss, operating margin and net loss

(In thousands)

	Three Months Ended
	June 30, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Loss from operations	(52,195)	(126,154)	(19,856)
Share-based compensation expenses	2,590	2,792	440

Non-GAAP operating loss	(49,605)	(123,362)	(19,416)

Operating margin	-6.6%	-10.4%	-10.4%
Impact due to share-based compensation expenses	0.3%	0.2%	0.2%

Non-GAAP operating margin	-6.3%	-10.2%	-10.2%

Net loss	(28,390)	(122,180)	(19,231)
Share-based compensation expenses	2,590	2,792	440

Non-GAAP net loss	(25,800)	(119,388)	(18,791)

Adjusted EBITDA

(In thousands)

	Three Months Ended
	June 30, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Loss from operations	(52,195)	(126,154)	(19,856)

Add back:

Depreciation and amortization	6,146	9,911	1,560

Share-based compensation expenses	2,590	2,792	440

Adjusted EBITDA	(43,459)	(113,451)	(17,856)